Mail Stop 4561

January 2, 2008

VIA USMAIL and FAX (702) 233 - 2586

Mr. Jason A. Goudie
Chief Financial Officer
Black Gaming, LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

> **Re:** **Black Gaming, LLC**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-123179**

Dear Mr. Jason A. Goudie:

　　We have reviewed your response letter dated December 14, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 1 – Organization and Description of Business and Basis of Presentation, page 49

1.　　We have read your response to comment one. In accordance to paragraphs D16 and D17 of SFAS 141, please expand your disclosures in future filings to indicate that financial data of previously separate entities are combined and the basis for the combined presentation.

Note 15 – Guarantor Financial Information

2.   We have read your response to comment two.   Please clarify whether in connection with
        the reorganization, Black Gaming, LLC (BG LLC) entered into any contractual
        agreement where BG LLC became the primary obligor by assuming fully and
        unconditionally, the obligations on the senior secured and subordinated notes.
        Otherwise, in future filings, please revise your footnote disclosures to comply with Rule
        3-10(d) of Regulation S-X.

                                          *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have
questions.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant